UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008
Commission File Number 001-33434

CREDIT SUISSE
(Translation of Registrant s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant s home country ), or under the rules of the home country exchange on which the registrant s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-________.

Explanatory note

This Report on Form 6-K contains the exhibit set forth below. This report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-132936-14 of Credit Suisse.

Exhibit 99.1: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, August 6, 2008, relating to the registrant's Return Enhanced Notes linked to an Equally Weighted Basket of 10 Basket Stocks due August 19, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE

Date: August 6, 2008	By:	/s/ Grace Koo
		Name:	Grace Koo
		Title:	Authorized Officer

	By:	/s/ Sharon O’Connor
		Name:	Sharon O’Connor
		Title:	Authorized Officer

Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103

  August 6, 2008

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J1 dated August 1, 2008 relating to Return Enhanced Notes linked to an Equally Weighted Basket of 10 Basket Stocks due August  19, 2010 (the “Pricing Supplement”) to the product supplement dated July 18, 2008 relating to Return Enhanced Notes (REN) and Buffered Return Enhanced Notes (BREN) and Dual-Directional Buffered Return Enhanced Notes (DD-BREN) Linked to the Value of a Basket of One or More Common Stocks of a Reference Share Issuer (the “Product Supplement”) to a prospectus supplement dated March 24, 2008 (the “Prospectus Supplement”) for the Company’s Medium-Term Notes, relating to a prospectus dated March 29, 2007 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-132936) (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain U.S. Federal Income Tax Consequences” in the Product Supplement and in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Certain U.S. Federal Income Tax Consequences” in the Product Supplement and in the Pricing Supplement.  By such consent we do not concede that we are in “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP